Cereplast, Inc.

300 N. Continental Blvd., Suite 100

El Segundo, CA 90245

January 4, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Cereplast, Inc.

Registration Statement on Form S-3

Filed November 2, 2012

File No. 333-184739

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Cereplast, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-3 (Registration No. 333-184739), together with all exhibits thereto (collectively, the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because it has amended certain terms of one of the transactions relating to the Registration Statement. No securities were sold pursuant to the Registration Statement.

Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Marcelle Balcombe of Sichenzia Ross Friedman Ference LLP, at (212) 930-9700.

Thank you for your assistance in this matter.

Sincerely,

Cereplast, Inc.

By:	/s/ Frederic Scheer
Frederic Scheer
Chief Executive Officer